Exhibit 99.1

November 8, 2018 CONFERENCE CALL Q3 2018 Results 1

Forward Looking Statements 2 We disclose "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") to provide information about management's current expectations and plans . Such forward - looking statements may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . Forward - looking statements in this presentation include, but are not limited to, statements related to:  our ability to capitalize on growth in electrification and autonomous driving;  the expected closing of the sale of our Fluid Pressure & Controls Business;  the timing and success of program launches;  Magna’s forecasts of light vehicle production in North America and Europe;  expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments;  growth in our Seating business;  consolidated Adjusted EBIT margin;  Adjusted EBIT margin by segment;  consolidated equity income;  net interest expense;  effective income tax rate;  Adjusted net income;  fixed asset expenditures;  free cash flow levels; and  future returns of capital to our shareholders, including through dividends or share repurchases. Our forward - looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making such forward - looking statements, they are not a guarantee of future performance or outcomes . Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Risks Related to the Automotive Industry  economic cyclicality;  intense competition;  potential restrictions on free trade, including new, continued or higher tariffs on commodities and/or automobiles;  escalation of international trade disputes;  declines in vehicle sales and production volumes in China; Customer and Supplier Related Risks  concentration of sales with six customers;  shifts in market shares among vehicles or vehicle segments;  shifts in "take rates" for products we sell;  potential loss of any material purchase orders; Manufacturing Operational Risks  product and new facility launch risks;  operational underperformance;  restructuring costs;  impairment charges;  labour disruptions;  supply disruptions; IT Security Risk  IT/Security breaches; Pricing Risks  pricing risks between time of quote and start of production;  price concessions above contractual long - term agreement percentages;  commodity cost increases;  declines in scrap steel prices; Warranty / Recall Risks  costs to repair or replace defective products;  warranty costs that exceed warranty provisions;  costs related to significant recalls; Acquisition Risks  an increase in our risk profile as a result of completed acquisitions;  acquisition integration risks; Other Business Risks  risks related to conducting business through joint ventures;  our ability to consistently develop innovative products or processes;  changing risk profile as a result of investment in strategic product areas such as powertrain and electronics;  risks of conducting business in foreign markets;  fluctuations in relative currency values;  tax risks;  changes in credit ratings assigned to us;  the unpredictability of, and fluctuation in, the trading price of our Common Shares; Legal, Regulatory and Other Risks  antitrust and compliance risks;  legal claims and/or regulatory actions against us; and  changes in laws. In evaluating forward - looking statements or forward - looking information, we caution readers and listeners not to place undue reliance on any forward - looking statement, and readers and listeners should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings .

Reminders • All amounts are in U.S. Dollars (unless otherwise noted) • Today’s discussion excludes the impact of other expense, net • Results for 2017 have been restated to reflect our adoption of a new revenue accounting standard related to tooling and pre - production engineering 3

Q3 2018 Highlights • Third quarter records for sales, Adjusted Diluted EPS • Returned $629 million to shareholders in the quarter • Continued outgrowth of vehicle production • Sale of Fluid Pressure & Controls business • J.D. Power award for Seat Quality and Satisfaction • Launch of the all - new BMW Z4 4

Sales Performance vs Market Q3 2018 vs Q3 2017 Reported Organic 1 Unweighted Outperformance Weighted Outperformance Body Exteriors & Structures 4% 6% 8% 4% Power & Vision 4% 6% 8% 4% Seating 0% 5% 7% 3% Complete Vehicles 48% 50% 52% 48% TOTAL SALES 9% 11% 13% 9% Unweighted Production Growth (2%) Weighted Production Growth 2 2% 1 Excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production 5

Global Fluid Pressure & Controls Business Divestiture • Powertrain unit signed agreement to sell global FP&C business to Hanon Systems • Sale price was approximately $1.23 billion • FP&C specialized in mechanical and electrical pumps, electronic cooling fans, and other components • Disposition sharpens focus on bringing power to the wheels as a full - system supplier of transmissions and other driveline - related products 6 Magna signs agreement with Hanon Systems to sell its global Fluid Pressure & Controls Business

Magna Wins J.D. Power Award for Seat Quality and Satisfaction • Magna awarded for second year in a row • Magna - made seats in the Ford Edge ranked highest in the midsize/large SUV segment • Seating continues to grow in all regions due to our strong program management & engineering, and reputation for high quality launches 7 J.D. Power 2018 Seat Quality and Satisfaction Study: For the second year in a row, consumers have given the Ford Edge the top ranking in the midsize/large SUV segment

Magna to Produce the New Z4 for the BMW Group • Magna’s Complete Vehicle operations the sole - source of production for the new BMW Z4 • Will be the fifth vehicle model assembled at our contract manufacturing facility in Graz, Austria • Production will start at the end of 2018 • Our unique expertise and capabilities make us an ideal mobility partner 8 Magna will produce the new BMW Z4 in Graz, Austria, starting the end of 2018

Q3 2018 Financial Highlights • Details: – Q3 record Consolidated Sales – up 9% – Consolidated Adjusted EBIT – down 1% – Q3 record Adjusted Net Income Attributable to Magna – up 4% – Q3 record Adjusted Diluted EPS – up 12% • Generated $637M in free cash flow • Returned $629M to shareholders • Reduced top end of Outlook ranges for Total Sales, Adjusted Net Income attributable to Magna and revised Outlook for Adjusted EBIT Margin 9

Q3 2018 Consolidated Sales Performance $ BILLIONS ($Millions) 176 117 2 453 754 B/(W) 8.9 4.2 2.9 1.2 1.4 9.6 Q3 2017 Body Exteriors & Structures Power & Vision Seating Complete Vehicles Q3 2018 + 9 % RECORD 10

Q3 2018 Consolidated Sales Performance $ BILLIONS Key Factors: • Launch of new programs (+) • Change in production volumes ( - ) • Foreign exchange translation ( - ) Q3 2017 Q3 2018 + 9% 8.9 9.6 11

Q3 2018 Adjusted EBIT and Equity Income - 70 BP ADJUSTED EBIT MARGIN % 8.0 7.3 KEY FACTORS + 38 % EQUITY INCOME ($ Millions) 45 62  Q3 2017  Q3 2018 12 - 1 % ADJUSTED EBIT ($ Millions) 705 699 • Complete Vehicles ( - ) • Seating ( - ) • Power & Vision ( - ) • Corporate and other (+)

Q3 2018 Financial Highlights Q3 2017 Q3 2018 ADJUSTED DILUTED EPS + $0.17 $1.39 $1.56 13 Q3 2017 Q3 2018 EFFECTIVE TAX RATE - 360 BP 23.6% 20.0% Q3 2017 Q3 2018 ADJUSTED NET INCOME ATTRIBUTABLE TO MAGNA + $21 Million $514M $535M

Q3 2018 Segment Sales BODY EXTERIORS & STRUCTURES $ BILLIONS • New program launches (+) • Change in production volumes on other programs ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) Significant New Launches: • Ram 1500 Pickup • BMW X3 • Chevrolet Traverse and Buick Enclave • GMC Terrain and Chevrolet Equinox • Ford Expedition and Lincoln Navigator Q3 2017 Q3 2018 + 4% 4.0 4.2 14

Q3 2018 Segment Adjusted EBIT Margin % BODY EXTERIORS & STRUCTURES • Favourable customer pricing resolutions (+) • Productivity and efficiency improvements (+) • Higher launch costs ( - ) • Inefficiencies at a plant we are closing ( - ) • Restructuring costs at a certain facility ( - ) Q3 2017 Q3 2018 + 10 BP 7.6% 7.7% 15

Q3 2018 Segment Sales POWER & VISION $ BILLIONS • New program launches (+) • Change in production volumes on other programs ( - ) • Foreign currency translation ( - ) • Impact of divestitures ( - ) • Net customer price concessions ( - ) Significant New Launches: • Ram 1500 Pickup • Audi A6 • Chevrolet Traverse and Buick Enclave • BYD Tang • Volkswagen Tayron • DCTs on various BMW and Daimler vehicles Q3 2017 Q3 2018 + 4% 2.8 2.9 16

Q3 2018 Segment Adjusted EBIT Margin % POWER & VISION • Spending associated with electrification and autonomy ( - ) • Higher foreign exchange losses ( - ) • Warranty costs ( - ) • Higher equity income (+) • Lower launch costs (+) Q3 2017 Q3 2018 - 60 BP 9.4% 8.8% 17

Q3 2018 Segment Sales SEATING $ BILLIONS • New program launches (+) • Foreign currency translation ( - ) • Change in production volumes on other programs ( - ) • Impact of divestiture ( - ) • Net customer price concessions ( - ) Significant New Launches: • Ford Expedition and Lincoln Navigator • Lynk & Co 01 and 02 • Chevrolet Traverse and Buick Enclave • BMW X5 Q3 2017 Q3 2018 1.217 1.219 18

Q3 2018 Segment Adjusted EBIT Margin % SEATING 19 Q3 2017 Q3 2018 - 210 BP 7.8% 5.7% • New facility costs ( - ) • Favourable customer pricing resolutions in Q3 2017 ( - ) • Higher foreign exchange losses ( - )

Q3 2018 Complete Vehicles 20 + 59 % ASSEMBLY VOLUMES (Thousands of units) 21.1 33.5 + 48 % SALES ($ Millions) 938 1,391 + 7 ADJUSTED EBIT ($ Millions) 17 24 ADJUSTED EBIT MARGIN % 1.8 1.7  Q3 2017  Q3 2018

Q3 2018 Cash Flow $ MILLIONS Cash from Operations Net Income + Non - Cash Items $ 899 Changes in Non - Cash Operating Assets & Liabilities $ 177 $ 1,076 Investment Activities Fixed Assets $ 381 Investments, Other Assets & Intangibles $ 114 $ 495 Proceeds from Disposition and Other $ 56 Free Cash Flow $ 637 21

Return of Capital to Shareholders Common Shares Repurchased in Q3 9.2M $ to Repurchase Shares in Q3 $ 520M Dividends Paid $ 109M Total Q3 Return to Shareholders $ 629M Common Shares Repurchased to date in Q4 1 3.0M $ to Repurchase Shares in Q4 1 $ ~150M 22 1 As of November 2, 2018

2018 Outlook November August Vehicle Production: – North America 17.0M 17.2M – Europe 22.5M 22.6M Foreign Exchange Rates: – U.S. – Cdn 0.772 0.771 – U.S. – Euro 1.184 1.185 23

2018 Outlook 1 $ BILLIONS UNLESS OTHERWISE NOTED U.S. GAAP November August Sales: • Body Exteriors & Structures $17.3 - $17.7 $17.1 - $17.9 • Power & Vision $12.3 - $12.6 $12.2 - $12.8 • Seating Systems $5.4 - $5.6 $5.5 - $5.9 • Complete Vehicles $5.9 - $6.1 $6.1 - $6.5 Total Sales $40.3 - $41.4 $40.3 - $42.5 EBIT Margin % ~7.7% 7.7% - 7.9% Equity Income $255M - $280M $270M - $305M Interest Expense ~$95M ~$90M Tax Rate ~22% 22% - 23% Net Income Attributable to Magna $2.3 - $2.4 $2.3 - $2.5 Capital Spending ~$1.7 ~$1.9 2 1 Assumptions: • Based on new revenue accounting standard for tooling and pre - production engineering • Excludes the impact of any future material acquisitions or divestitures 24 2 Includes $200 million acquisition price for two of our facilities in the southern U.S. that we plan to purchase from Granite

2018 Segment Adjusted EBIT Margin % OUTLOOK vs PRIOR FORECAST  2017  Prior 2018  Current 2018 25 BODY EXTERIORS & STRUCTURES 8.1% 8.1 - 8.5% 7.8 - 8.0% SEATING SYSTEMS 8.3% 7.5 - 8.0% 7.5 - 7.8% POWER & VISION 10.2% 9.5 - 10.0% 9.3 - 9.6% COMPLETE VEHICLES 1.9% 1.0 - 1.5% 1.0 - 1.3%

Summary 26 • Number of puts and takes in Q3 • Power & Vision, Seating Systems, and Complete Vehicles performed substantially in line with our expectations after taking into account weaker than expected volumes • Expect to outgrow the market and generate strong free cash flow

November 8, 2018 APPENDIX Q3 2018 Conference Call 27

Q3 2018 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other Exp./Inc. Excl. Other Exp./Inc. Income Before Income Taxes $ 674 $ 2 $ 676 % of Sales 7.0% 7.0% Income Taxes $ 114 $ (21) $ 135 % of Pretax 16.9% 20.0% Income Attributable to Non - Controlling Interests $ (6) $ - $ (6) Net Income Attributable to Magna $ 554 $ (19) $ 535 Earnings Per Share $ 1.62 $ (0.06) $ 1.56 28

Q3 2017 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Restructuring Excl. Other Exp./Inc. Income Before Income Taxes $ 683 $ 2 $ 685 % of Sales 7.7% 7.7% Income Taxes $ 162 $ - $ 162 % of Pretax 23.7% 23.6% Income Attributable to Non - Controlling Interests $ (9) $ - $ (9) Net Income Attributable to Magna $ 512 $ 2 $ 514 Earnings Per Share $ 1.38 $ 0.01 $ 1.39 29

Segment Impact on Adjusted EBIT % of Sales Q3 2018 vs Q3 2017 $ MILLIONS Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales Third Quarter of 2017 $ 8,864 $ 705 8.0% Increase (Decrease) related to: Body Exteriors & Structures $ 176 $ 16 0.0% Power & Vision $ 117 $ (9) (0.2%) Seating Systems $ 2 $ (26) (0.3%) Complete Vehicles $ 453 $ 7 (0.3%) Corporate and Other $ 6 $ 6 0.1% Third Quarter of 2018 $ 9,618 $ 699 7.3% 30

Geographic Sales Q3 2018 vs Q3 2017 31  Q3 2017  Q3 2018 + 6 % NORTH AMERICA ($Billions) 4.7 4.9 PRODUCTION +4% 0 % ASIA ($Millions) 660 662 PRODUCTION - 4% (China - 9%) + 14 % EUROPE ($Billions) 3.5 4.0 PRODUCTION 0% - 16 % REST OF WORLD ($Millions) 162 137 PRODUCTION +3%

Adjusted Debt to Adjusted EBITDA Calculation $ MILLIONS Q3 2018 Unadjusted LTM EBITDA $ 4,466 Other Income (Expense) LTM $ 6 Other $ 391 Adjusted EBITDA $ 4,863 Debt per Balance Sheet $ 4,634 Operating Lease Adjustment $ 1,729 Other $ 267 Adjusted Debt $ 6,630 Adjusted Debt / Adjusted EBITDA 1.36x 32